Tri-Tech Holding Reports Fiscal Year 2013 Financial Results

BEIJING, July 22, 2014 /PRNewswire/ -- Tri-Tech Holding Inc. (TRITF), which provides turn-key water resources management, water and wastewater treatment, industrial safety and pollution control solutions, announced its financial performance for fiscal year ended December 31, 2013. Highlights include the following:

  As a result of effectively losing control over Beijing Satellite Service & Technology Co., Ltd, ("BSST"), BSST's financial results were deconsolidated as of November 27, 2013. Accordingly, all 2012 numbers in this release reflect BSST's financial results, while all 2013 numbers include BSST only through the date of deconsolidation.
  Total revenues decreased by 39.5% in 2013 from the same period of 2012.
  Total cost of revenues decreased by 36.5% from 2012 to 2013.
  Total operating expenses were $20,373,754 for 2013, an increase of 11.3%, compared with the amount in 2012.
  Operating loss was $11,458,511 in 2013, compared with operating income of $810,846 in 2012.
  Net loss attributable to TRITF was $13,933,160 for 2013, including net loss of BSST of $1,071,399 from January 1 to November 27, 2013. The loss on deconsolidation of BSST was $3,781,800 for 2013. Net loss attributable to TRITF was $2,264,075 for 2012.
  Weighted average number of diluted shares outstanding was 8,342,056 compared to 8,211,089 in FY2012.
  Diluted Earnings Per Share was a loss of $1.67 compared to a loss of $0.28 from 2012.

Plans for Annual Shareholder Meeting for Year Ended December 31, 2013

TRITF will hold its annual shareholder meeting for the year ended December 31, 2013 in the fourth quarter of 2014 at the company's office located at 10th Floor of Tower B, Baoneng Center, Futong East Road, Chaoyang District, Beijing 100102 China. Further details will follow in the proxy materials to be provided to shareholders on or about September 30, 2014.

In light of the timing of the shareholder meeting, all shareholder proposals must be submitted to the company at the above address on or before August 31, 2014. In addition, management will use the shareholder meeting to discuss all recent developments and results from the year ended December 31, 2013.

Shareholders will notified of the actual date of the shareholder's meeting for 2013 in the near future.

Recent Developments

On July 18, 2014, TRITF received a Decision (the "Decision") from the Listing and Hearing Review Council (the "Council") of The NASDAQ Stock Market LLC, notifying the Company that the Council affirmed the prior decision of the NASDAQ Hearings Panel ("Panel") to deny the Company continued listing on the NASDAQ Capital Market. The Council's Decision was based on a determination that the Panel was justified in its decision based on NASDAQ Listing Rules 5101, 5250(b)(1) and 5250(c)(1). The NASDAQ Board of Directors may call the Decision for review pursuant to NASDAQ Listing Rule 5825, or the Company may appeal the Decision to the Securities and Exchange Commission. As of the time of this release, the Company has not yet determined its next step.

FY2013 Financial Performance Metrics

Revenue

The Company's revenue for the year ended December 31, 2013 was $43,934,506, a decrease of 39.5%, compared with $72,629,552 in 2012. This decrease is primarily attributable to the decrease in the system integration category revenue, which decreased from $67,961,198 for the year ended December 31, 2012 to $37,159,081 in 2013. The Ordos project, which belongs to system integration category, decreased from $6,838,176 for the year ended December 31, 2012 to $1,416,790 in 2013 because the project was primarily completed. Similarly the Xushui project decreased from $10,056,749 for the year ended December 31, 2012 to $3,287,959 in 2013 because it was primarily completed. Revenue of the India projects decreased by $7,838,746 from 2012 to 2013 because of the delay.

Prior to its deconsolidation, BSST's revenue from January 1, 2013 to November 27, 2013 contributed $9,040,834 of the total revenue for 2013.

BSST contributed $8,465,764 of the revenue for 2012.

Gross Margin

The Company's gross margin decreased from 24.1% in 2012 to 20.3% in 2013. (Such results include BSST's financial result from January 1 to November 27, 2013 and whole year of 2012.) This decrease was largely a result of increases in material and equipment costs and labor subcontracting costs. The BT projects (Xushui and Ordos), which featured higher gross margin, were nearly completed, also contributing to the lower gross margin.

Operating Expenses

The Company's total operating expenses increased to $20,373,754 in the year ended December 31, 2013 from $18,310,880 in the same period of 2012, an increase of 11.3%. The increase was attributed to growth in selling and marketing expenses; general and administration expenses and research and development expenses. Due to the deconsolidation of BSST, the Company recorded bad debt in general and administration expenses, so the total operating expenses increased.

Prior to its deconsolidation, BSST's operating expenses from January 1, 2013 to November 27, 2013 contributed $2,028,471 of the operating expenses for 2013.

BSST contributed $2,226,788 of the operating expenses for 2012.

Selling and Marketing Expenses

Selling and marketing expenses decreased from $4,148,861 in the year ended December 31, 2012 to $3,141,502 in the same period of 2013, a decrease of 24.3%. Decreased headcount of our sales force contributed to the decrease of every related expense such as travel expenses, compensation-related expenses and entertainment expenses.

Prior to its deconsolidation, BSST's selling and marketing expenses from January 1, 2013 to November 27, 2013 contributed $571,839 of the selling and marketing expenses for 2013. BSST contributed $681,941 of the selling and marketing expenses for 2012.

General and administrative expenses consist primarily of compensation costs, rental expenses, professional fees, and other overhead expenses. General and administrative expenses increased from $13,987,293 in 2012 to $15,400,013 in 2013, an increase of 10.1%.

Prior to its deconsolidation, BSST's general and administrative expenses from January 1, 2013 to November 27, 2013 contributed $1,278,601 of the general and administrative expenses for 2013.

BSST contributed $1,544,847 of the general and administrative expenses for 2012.

The salaries, human resource expenses, endowment and other social insurance all decreased from 2012 to the same period 2013 because of the downsizing, the decrease ranged from 6.6% to 25.5%. $184,280 was for rent decreased by 17.1%, from 2012 to 2013 due to office relocation. Professional fees decreased by 61.1%, from $2,458,774 to $955,266, which was mainly for the decreased project consulting service fee. Amortization expense of intangible assets and software decreased by 3.5%, from $907,548 in 2012 to $876,139 in the same period of 2013. Depreciation expense increased by 18.8%, from $309,387 in 2012 to $367,614 in 2013. Other general and administrative expenses increased by 87.6%, from $4,291,150 to $8,050,302 in 2013, including office expenses, utilities, travel, communication, other services support option expense and mainly because of the bad debt expense related to BSST due to its deconsolidation. We had a $427,004 non-cash option expense as a part of other general and administrative expense in 2013. The bad debt expenses of $1,718,041, which came from Tri-Tech (Beijing) Co., Ltd. and was previously recorded as amount due from BSST, was considered here and recorded as bad debt due to BSST control issue. It also attributed to the increase of general and administrative expenses.

General and administrative expenses for 2013 and 2012 were approximately 35.1% and 19.3% of total revenues, respectively.

Loss before Income Taxes

In the year ended December 31, 2013, the Company's net loss before provision for income taxes was $14,626,265, an increase of $13,682,807 compared to that in 2012. The Company's provision for income taxes decreased by 88.6%, from $1,808,415 in 2012 to $206,659 in 2013. Some of the entities were income tax free in 2013 because of loss while the others were taxable, so the total income taxes in 2013 showed a significant decrease. In the year ended December 31, 2013, net loss attributable to the shareholders of TRITF was $13,933,160, a decrease of 515.4%, from net income of $2,264,074 for the year ended December 31, 2012.

Prior to its deconsolidation, BSST's loss before income taxes from January 1, 2013 to November 27, 2013 contributed $1,088,532 of loss before income tax for 2013.

BSST contributed $187,825 of loss before income tax for 2012.

Net loss and EPS

Diluted EPS was a loss of $1.67, based on net loss of approximately $13.9 million and 8,342,056weighted average of diluted shares outstanding for the year ended December 31, 2013, compared to a loss of $0.28 in 2012, based on net loss of approximately $2.3 million and 8,211,089 weighted average diluted shares outstanding.

Liquidity and Capital Resources

As highlighted in the consolidated statements of cash flows, the Company's liquidity and available capital resources are impacted by four key components: (i) cash and cash equivalents, (ii) operating activities, (iii) financing activities and (iv) investing activities.

Cash and Cash Equivalents

At December 31, 2013, the Company's cash and cash equivalents (BSST was deconsolidated since November 27, 2013 therefore not included) amounted to $3,972,553. It decreased by 50.9%, from $8,098,657 on December 31, 2012, mainly due to the implementation of current projects. The current portion of restricted cash (BSST was deconsolidated since November 27, 2013 therefore not included) as of December 31, 2013 and 2012 amounted to $3,221,411 and $4,352,443, respectively, which is not included in the total of cash and cash equivalents. The cash equivalent and restricted cash balance of BSST as of November 27, 2013 was $409,459 and 90,623, respectively. The restricted cash was on deposit as collateral for the issuance of letters of credit on projects. Our subsidiaries that own the deposits do not have material cash obligations to any third parties. Therefore, the restriction does not impact the liquidity of the Company.

Operating Activities

Net cash used in operating activities decreased by $19,158,870 to $1,095,647 in the year ended December 31, 2013, from $20,254,517 in the same period of 2012. Net accounts receivable increased from $18,598,110 on December 31, 2012 to $19,830,742 on December 31, 2013, an increase of 6.6%. Allowance for doubtful accounts increased by 205.8% from December 31, 2012 to December 31, 2013 due to the deconsolidation of BSST and the bad debt of Buerjin project. Allowance caused by BSST deconsolidation was $1,718,041, mainly came from the amount due from BSST to other internal companies. . Allowance related to Buerjin project was $1,603,351 during the year 2013, because the Company saw a breach of certain payment and under the mutual agreement, and finally decided to stop the project. Currently the Company doesn't expect any repaid debt or future revenues from Buerjin project. Current unbilled receivables decreased by $13,847,894from $27,954,525 on December 31, 2012 to $14,106,631 on December 31, 2013, which decreased mainly from the billing of Ordos project. The remaining was mainly caused by the decreased inventory and prepayments to suppliers, due to the total revenue decline.

Investing Activities

Net cash provided by investing activities was $9,658,275 in the year ended December 31, 2013, compared to net cash used in investing of $1,155,435 in the same period of 2012. The increase was mainly due to the received cash from the sale of the Baoding property. Compared to what was required in 2012, we required much less investment in 2013, and at the end of 2013, the Company did not have further plans to invest in such property.

Financing Activities

The cash used in financing activities was $12,026,709 in 2013, compared to $18,138,246 provided by financing activities in the same period of 2012. For the year ended December 31, 2013, the Company repaid $10,661,106 in bank loans and further raised $9,357,830 in bank loans. The Company also repaid corporate bonds in August 2013 that used $8,204,936 cash. In addition of bank loans and corporate bonds, we borrowed loans from third party companies for an aggregated amount of $9,573,959.

Restricted Net Assets

Although we do not anticipate paying dividends in the foreseeable future, our ability to pay dividends is primarily dependent on our receiving distributions of funds from our subsidiaries and VIEs (BSST was consolidated as of December 31, 2012 and was deconsolidated beginning on November 27, 2013), which is restricted by certain regulatory requirements. Relevant PRC statutory laws and regulations permit payments of dividends by our PRC subsidiaries and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries and VIEs are required to, and have, set aside at least 10% of their after-tax profit, after deducting any accumulated deficit, based on PRC accounting standards each year to its general reserves until the accumulated amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Our off-shore subsidiaries, including Tri-Tech Infrastructure LLC and Tri-Tech International Investment, Inc. do not have material cash obligations to third parties. Therefore, the dividend restriction does not impact the liquidity of the companies. There is no significant difference between accumulated profit calculated pursuant to PRC accounting standards and those reflected in the financial statements prepared in accordance with U.S. GAAP. As of December 31, 2013 and 2012, restricted retained earnings were $2,292,259 and $2,246,910, respectively, and restricted net assets were $1,924,325 and $4,878,975, respectively. The unrestricted retained earnings as of December 31, 2013 and 2012 were $3,025,095 and $17,038,396, respectively, which were the amounts ultimately available for distribution if we were to pay dividends; however, the Company does not have any current plans to pay dividends.

Working Capital and Cash Flow Management

As of December 31, 2013, the Company's working capital was $23,505,777, with current assets totaling $88,361,017 and current liabilities totaling $64,855,240. Of the current assets, cash and cash equivalents was $3,972,553. However, the Company incurred net losses of $14,832,924 and $2,751,873 for the years ended December 31, 2013 and 2012, respectively. In addition, net cash used in operating activities was $1,095,647 and $20,254,517 for the years ended December 31, 2013 and 2012, respectively.

Management Actions and Plans

In the future, the Company plans to take the following actions to meet working capital needs:

  We plan to look into the possibility of optimizing our funding structure by obtaining short- and/or long-term debt through commercial loans. We are actively exploring opportunities with major Chinese and American banks to obtain such commercial loans. Given the negative recent developments affecting the Company, such as its suspension and subsequent delisting from the NASDAQ Capital Market, decreased revenues and increased net losses, the Company has faced difficulties in securing loans in the same amounts and on the same terms as it was able to achieve in the past. The Company's difficulty in obtaining bank financing has brought additional pressure on cash flow.  Other financing instruments into which we are currently looking include supply chain financing, project financing, trust fund financing and capital leasing. The Company expects the further communication efforts with financing institutions previously made fund available to the Company; furthermore, the Company expects to develop other venues of funding through a variety of different financing institutions.
  We continue to focus on our collection of accounts receivable. Most of our clients are central, provincial and local governments. As the changes of Chinese economy and the adjustments of Chinese fiscal policy, some local governments, for example Ordos government, met some fiscal challenges which brought some risks for the Company to get the clients' payment on schedule.
  Currently the Company is considering to realign the business focus and to dispose unprofitable business to ease the cash flow pressure. The Baoding land and property deal and the selling of Yuanjie were all important actions of cash flow improvement and cash flow risk management. The Company will continue to evaluate its ongoing lines of business and employees serving such lines of business to determine areas that may be streamlined or divested if necessary.
  The Company also plans to get some financial assistance from third parties or individuals with higher interests to meet urgent cash demands.

We believe that our existing balances of cash and cash equivalents and amounts expected to be provided by operating activities will provide us with sufficient financial resources to meet our cash requirements for operations, working capital, and capital expenditures for the next twelve months.

However, in the event of unforeseen circumstances, unfavorable market developments or unfavorable results from operations, there can be no assurance that the above actions could be successfully implemented as expected, and cash flows may be adversely affected.

Backlog and Pipeline

The Company's backlog represents the amount of contract work remaining to be completed, that is, revenues from existing contracts and work in progress in current period expected to be recognized, based on the assumption that these projects will be completed on time according to the project schedules. The following tables show comparisons of the year ended December 31, 2013 against the year ended December 31, 2012 assuming the inclusion and exclusion of BSST and Yuanjie from 2012 backlog and pipeline numbers.

The following table provides backlog by segment (BSST and Yuanjie excluded) as of December 31, 2013, in comparison to that (BSST and Yuanjie included) as of December 31, 2012.

	December 31, 2013 (BSST and Yuanjie Excluded)		December 31, 2012 (BSST and Yuanjie Included)
	USD Million	% of Total Backlog	USD Million	% of Total Backlog	% Change
Segment 1:	31.4	76.4%	38.7	64.4%	(18.9)%
Segment 2:	5.1	12.4%	6.7	11.1%	(23.9)%
Segment 3:	4.6	11.2%	14.7	24.5%	(68.7)%
Total	41.1	100.0%	60.1	100.0%	(31.6)%

Backlog decreased moderately in Segments 1 and 2 and significantly in Segment 3. This reflects both (i) the recognition of revenues in projects in Segments 1, 2 and 3 in 2012 and (ii) that such recognized revenues were not replaced with an equivalent amount of new projects in such Segments. Segment 1 had 64.4% of the total backlog in 2012, but only contributed 17.3% of the total revenues in 2013. It was mainly related to the nearly completed Ordos project and delayed India projects. The details related to the delay are discussed in greater detail in the operating results section. Backlog in Segment 3 declined significantly because of the deconsolidation of BSST, the amount of new projects also decreased.

The following table provides backlog by segment (BSST, $6.7 million, and Yuanjie, $1.1 million, excluded) as of December 31, 2013, in comparison to that (BSST, $4.4 million, and Yuanjie, $2.0 million, excluded) as of December 31, 2012.

December 31, 2013 (BSST and Yuanjie Excluded)			December 31, 2012 (BSST and Yuanjie Excluded)
	USD Million	% of Total Backlog	USD Million	% of Total Backlog	% Change
Segment 1:	31.4	76.4%	36.7	61.1%	(14.4)%
Segment 2:	5.1	12.4%	6.7	11.1%	(24.5)%
Segment 3:	4.6	11.2%	10.6	17.6%	(56.3)%
Total	41.1	100.0%	54.0	89.9%	(23.9)%

Backlog decreased moderately in Segments 1 and 2 and significantly in Segment 3. This reflects both (i) the recognition of revenues in projects in Segments 1, 2 and 3 in 2012 and (ii) that such recognized revenues were not replaced with an equivalent amount of new projects in such Segments.

Pipeline represents the values of projects we have been actively pursuing. Our pipeline as of December 31, 2013 was $11.7 million in Segment 1, $13.5 million in Segment 2 and $1.1 million in Segment 3.

	December 31, 2013		December 31, 2012
	USD Million	% of Total Pipeline	USD Million	% of Total Pipeline	% Change
Segment 1:	11.7	44.5%	50.7	57.6%	(76.9)%
Segment 2:	13.5	51.3%	2.5	2.8%	440.0%
Segment 3:	1.1	4.2%	34.8	39.4%	(96.8)%
Total	26.3	100.0%	88.0	100.0%	(70.1)%

Having a dynamic nature, the value of projects moves from pipeline into backlog when we secure the project and from backlog to revenue based on percentage of completion. We cannot guarantee that projects represented in pipeline will ultimately become projects in our backlog.

–FINANCIAL TABLES –

TRI-TECH HOLDING INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2013	2012
ASSETS
Current assets
Cash	$3,972,553	$8,098,657
Restricted cash	3,221,411	4,352,443
Accounts and notes receivable, net of allowance for doubtful accounts of $4,512,446 and $1,475,771 as of December 31, 2013 and 2012, respectively	19,830,742	18,598,110
Unbilled revenue	14,106,631	27,954,525
Other current assets, net of allowance for doubtful accounts of $1,718,041 and nil as of December 31, 2013 and 2012, respectively	7,269,687	3,825,770
Inventories	9,510,318	8,459,073
Deposits on projects	1,401,206	1,469,550
Prepayments to suppliers and subcontractors	15,364,083	8,376,944
Assets held for sale	13,684,386	11,828,493
Total current assets	88,361,017	92,963,565
Long-term unbilled revenue	39,945,424	51,219,694
Long-term accounts receivable	880,584	413,770
Plant and equipment, net	1,425,660	1,764,784
Construction in progress	135,065	2,560
Intangible assets, net	2,274,448	5,407,891
Long-term restricted cash	2,930,512	3,464,524
Goodwill	847,179	1,441,278
Total Assets	$136,799,889	$156,678,066

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$9,298,109	$5,890,511
Costs accrual on projects	15,444,203	23,637,751
Advance from customers	990,319	1,157,247
Advance from buyer of assets	10,225,451	-
Loans from third party companies and individual	9,526,579	6,400,659
Amount due to noncontrolling interest investor	5,213,975	9,047,068
Amount due to related party	1,333,054	1,656,420
Other payables	443,275	461,258
Taxes payable	3,987,386	5,577,533
Accrued liabilities	669,801	485,354
Payable on investment consideration	280,559	582,966
Deferred income taxes	1,387,968	1,782,786
Deferred revenue	-	289,485
Short-term bank borrowing (including VIE short-term borrowing of the consolidated VIEs without recourse to Tri-Tech Holdings of $5,889,860 and $2,754,158 as of December 31, 2013 and 2012, respectively)	6,054,561	8,150,041
Total current liabilities	64,855,240	65,119,079
Noncurrent deferred income taxes	4,158,498	3,699,790
Long-term bank borrowings	10,003	17,976
Corporate Bond	-	7,935,122
Total Liabilities	69,023,741	76,771,967

Equity
Tri-Tech Holding Inc. shareholders' equity
Ordinary shares ($0.001 par value, 30,000,000 shares authorized; 8,470,874 and 8,259,506 shares issued as of December 31, 2013 and 2012, respectively; 8,449,774 and 8,238,406 shares outstanding as of December 31, 2013 and 2012, respectively)	8,471	8,259
Additional paid-in-capital	50,848,628	50,119,428
Statutory reserves	2,292,259	2,246,910
Retained earnings	3,025,095	17,038,396
Treasury shares (21,100 shares in treasury as of December 31, 2013 and 2012, respectively)	(193,750)	(193,750)
Accumulated other comprehensive income	6,978,700	5,086,827
Total Tri-Tech Holding Inc. shareholders' equity	62,959,403	74,306,070
Noncontrolling interests	4,816,745	5,600,029
Total equity	67,776,148	79,906,099
Total Liabilities and Equity	$136,799,889	$156,678,066

TRI-TECH HOLDING INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For The Years Ended,
	2013	2012
Revenues:
System integration	37,159,081	67,961,198
Hardware products	6,775,425	4,668,354
Total revenues	43,934,506	72,629,552
Cost of revenues
System integration	29,413,109	51,800,856
Hardware products	5,606,154	3,328,662
Total cost of revenues	35,019,263	55,129,518
Gross profit	8,915,243	17,500,034
Operating expenses:
Selling and marketing expenses	3,141,502	4,148,861
General and administrative expenses	15,400,013	13,987,293
Research and development expenses	1,832,239	174,726
Total operating expenses	20,373,754	18,310,880
Loss from operations	(11,458,511)	(810,846)
Other expense:
Other income, net	2,849,221	1,958,119
Interest income	219,347	230,920
Interest expense	(2,454,522)	(2,407,209)
Loss on deconsolidation of BSST	(3,781,800)	-
Fair Value change on contingent investment consideration	-	85,558
Total other expenses	(3,167,754)	(132,612)
Loss before provision for income taxes	(14,626,265)	(943,458)
Provision for income taxes	206,659	1,808,415
Net loss	(14,832,924)	(2,751,873)
Less: Net loss attributable to noncontrolling interests	(899,764)	(487,799)
Net loss attributable to Tri-Tech Holding Inc. shareholders	$(13,933,160)	$(2,264,074)
Net loss	(14,832,924)	(2,751,873)
Other comprehensive income
Foreign currency translation adjustment	1,891,873	527,672
Comprehensive loss	(12,941,051)	(2,224,201)
Less: Comprehensive loss attributable to noncontrolling interests	(783,284)	(487,799)
Comprehensive loss attributable to Tri-Tech Holding Inc.	$(12,157,767)	$(1,736,402)
Weighted average number of ordinary shares outstanding:
Basic	8,342,056	8,211,089
Diluted	8,342,056	8,211,089
Net loss attributable to Tri-Tech Holding Inc. shareholders per share are:
Basic	$(1.67)	$(0.28)
Diluted	$(1.67)	$(0.28)

TRI-TECH HOLDING INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
	Ordinary shares		Additional paid-in-capital	Retained earnings		Treasury Stock	Accumulated other comprehensive income	Noncontrolling interests	Total equity
	Shares	Amount		Statutory reserves	Unrestricted
BALANCE, January 1, 2012	8,203,299	8,203	48,772,307	1,866,994	19,682,386	(193,750)	4,593,046	6,017,739	80,746,925
Capital injection by noncontrolling interest shareholder	-	-	-	-	-	-	-	36,198	36,198
Issuance of common share	56,207	56	301,575	-	-	-	-	-	301,631
Amortization of option	-	-	1,045,546	-	-	-	-	-	1,045,546
Net loss	-	-	-	-	(2,264,074)	-	-	(487,799)	(2,751,873)
Transfer to statutory reserve	-	-	-	379,916	(379,916)	-	-	-	-
Foreign currency translation Adjustment	-	-	-	-	-	-	493,781	33,891	527,672
BALANCE, December 31, 2012	8,259,506	8,259	50,119,428	2,246,910	17,038,396	(193,750)	5,086,827	5,600,029	79,906,099
Issuance of common share	211,368	212	343,445	-	-	-	-	-	343,657
Deconsolidation of BSST	-	-	-	(34,792)	-	-	-	-	(34,792)
Amortization of option	-	-	385,755	-	-	-	-	-	385,755
Net loss	-	-	-	-	(13,933,160)	-	-	(899,764)	(14,832,924)
Transfer to statutory reserve	-	-	-	80,141	(80,141)	-	-	-	-
Foreign currency translation Adjustment	-	-	-	-	-	-	1,891,873	116,480	2,008,353
BALANCE, December 31, 2013	8,470,874	8,471	50,848,628	2,292,259	3,025,095	(193,750)	6,978,700	4,816,745	67,776,148

TRI-TECH HOLDING INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	For The Years Ended December 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,832,924)	$(2,751,873)
Adjustments to reconcile net loss to cash used in operating activities:
Share-based compensation expense	729,412	1,117,227
Depreciation and amortization	1,178,548	1,224,646
Provision for doubtful accounts	5,153,807	855,302
Fair value change on contingent investment consideration	-	(85,558)
Loss on disposal of plant and equipment	87,197	9,756
Loss on deconsolidation of BSST	3,781,800	-
Deferred income taxes	(251,317)	1,634,308
(Increase) decrease in current assets :	-
Accounts receivable	(13,895,771)	22,835
Unbilled revenue	25,861,337	(12,837,189)
Restricted cash	1,698,496	(3,174,767)
Other current assets	(432,378)	(1,022,956)
Inventories	(1,757,028)	(752,618)
Prepaid expenses	225,170	(203,302)
Prepayments	(8,449,341)	(4,723,440)
(Increase) decrease in current liabilities :	-	-
Accounts payable	4,513,041	(5,695,882)
Notes payable	-	(1,174,203)
Cost accrual on projects	(5,376,354)	4,440,666
Advance from customers	(376,692)	(756,745)
Other payables	1,502,012	1,568,225
Taxes payable	(128,825)	1,739,367
Accrued liabilities	(31,360)	22,681
Deferred revenue	(294,476)	289,003
Net cash used in operating activities	$(1,095,647)	$(20,254,517)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from asset sale	10,089,921	-
Payment in business acquisition	-	(114,910)
Cash proceeds from disposal of PPE	30,175	-
Payment to purchase plant and equipment	(317,129)	(643,607)
Cash paid to acquire intangible asset	-	(128,681)
Cash paid for construction in progress	(144,692)	(814,293)
Payment of loan to third-party companies	-	(158,438)
Collection of loan to third-party companies	-	704,494
Net cash provided by (used in) investing activities	$9,658,275	$(1,155,435)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank borrowings	9,357,830	18,831,078
Payment of bank borrowing	(10,661,106)	(18,693,584)
Proceeds from the issuance of ordinary shares	-	230,937
Proceeds from the Issuance of corporate bond	-	8,052,449
Payment of the corporate bond	(8,204,936)	-
Capital inject by shareholders	-	477,247
Proceeds from amount due from shareholder	248,824	31,373
Payment of amount due to shareholder	(92,295)	(52,891)
Proceeds from loan from third-party companies and individuals	9,573,959	8,130,386
Payment of loan from third-party companies and individuals	(7,341,898)	-
Proceeds from loan from non-controlling shareholders	-	(475,315)
Payment of loan from non-controlling shareholders	(4,907,087)	1,606,566
Net cash (used in) provided by financing activities	$(12,026,709)	$18,138,246
EFFECTS OF EXCHANGE RATE CHANGE IN CASH	(662,023)	(565,383)
DECREASE IN CASH	$(4,126,104)	$(3,837,089)
CASH, beginning of the period	8,098,657	11,935,746
CASH, end of the period	3,972,553	8,098,657
Supplemental disclosure for cash flow information:
Income taxes paid	165,815	204,019
Interest paid on debt	2,180,181	1,029,602
Supplemental disclosure for noncash investing activity:
Gain on long-term investment to India Joint Venture	-	78,558
Addition in construction in progress	657,350	725,569
Issuance of 196,368 and 30,207 ordinary shares as one of the consideration in business combination for years ended December 31, 2013 and 2012, respectively	302,407	229,875
Issuance of 15,000 and nil ordinary shares as compensation to service provided	41,250	-
Addition in plant and equipment by transferring from construction in progress	-	40,740

About Tri-Tech Holding Inc.

Tri-Tech is an innovative provider of consulting, engineering, procurement, construction and technical services. The Company supports government, state owned entities and commercial clients by providing efficiency oriented solutions focused on treatment of water and waste water, management of water resources and water-efficient irrigation, as well as industrial emission and safety controls. With software copyrights, product patents, and capable employees in China, the U.S. and India, Tri-Tech's capabilities span the cycle of innovation. Please visit www.tri-tech.cn for more information.

An online investor kit including a company profile, presentations, press releases, current price quotes, stock charts and other valuable information for investors is available at http://www.tri-tech.cn/ir. To subscribe to future releases via e-mail alert, visit http://www.tri-tech.cn/ir/info/request .

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Tri-Tech Holding Inc.
www.tri-tech.cn
IR Department
+86 10 57323666
ir@tri-tech.cn

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